2006 2Q Earnings Conference

Shinhan Financial Group will be holding a 2006 2Q Earnings Conference on Wednesday, August 2, 2006. The conference will take place in the form of a conference call, in which investors may participate during the Q&A session via telephone.

1. Date: August 2, 2006 (Wednesday)
2. Time: 17:00 (Seoul Time)
3. Format: Conference call
4. Language: Korean and English. Translations will be available for English-speaking participants.
5. Presentation Materials: Available at our website (www.shinhangroup.com) on the day of the conference.

How to listen to conference call via telephone:
- Calling from overseas: 82-31-810-3000
- Calling from Korea: 031-810-3000
- Password: 9505

How to participate in Q&A session via telephone:
1. To raise a question: press numbers “1” and “4”
2. To delete a question: press numbers “1” and “5”

How to re-listen to the conference call:
- Calling from overseas: 82-31-810-3100
- Calling from Korea: 031-810-3100
- Password: 62869 #

Button Instructions:

Instructions	DTMF Code
1 min F.F	1

5 mins F.F	7

1 min REW	3

5 mins REW	9

Pause	5 (to cancel pause, press 5)